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July 1, 1996




Dear Stockholder,

A number of you have expressed interest in either purchasing additional shares of stock in Community Trust Financial Services Corporation (the "Company") from existing shareholders who may be interested in selling some of their shares, or in selling some or all of your shares to others. In an effort to assist (i) interested purchasers in locating interested sellers and (ii) interested sellers in locating interested purchasers, we have come up with the following procedures that you may wish to take advantage of:

1. Anyone interested in either purchasing or selling shares may send a letter to my attention indicating whether they are interested in purchasing or selling shares of Company stock. The letter should contain the interested person's address and telephone number.

2. We will then mail to any interested purchaser a then current listing of everyone who has expressed to us an interest in selling any of their shares and we will mail to any interested seller a then current listing of everyone who has expressed to us an interest in purchasing shares of Company stock.

3. Please keep in mind that the Company is merely providing a listing of interested parties, and will be unable to participate or assist in any manner in the actual purchase and sale transactions between interested parties. Pricing and all other terms of such transactions will be determined exclusively by negotiations between the interested parties without any involvement of the Company.

Whether or not you take advantage of these procedures is entirely up to you. As always, you are entirely free to identify potential purchasers or sellers on your own.

Please feel free to call me any time at (770) 445-1014 to discuss any questions you might have, or simply to walk through the process with you.


Sincerely,

/s/ Ronnie Austin
----------------------
Ronnie Austin
President


RA/ll